Filed by Austerlitz Acquisition Corporation I

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Austerlitz Acquisition Corporation I

Commission File No.: 001-40110

The following is a partial transcript of the Wynn Resorts, Limited (“Wynn Resorts”) Second Quarter 2021 Earnings Call, which originally aired on August 4, 2021. The partial transcript includes excerpts by Matthew Maddox, Chief Executive Officer of Wynn Resorts, and Craig Billings, President and Chief Financial Officer of Wynn Resorts, in connection with the pending business combination between Austerlitz Acquisition Corporation I and Wynn Interactive Ltd.:

EXCERPTS

Matthew Maddox: Looking at the interactive space, Wynn Interactive, we have an S-4 that’s live right now out there. We’re working very closely with the Austerlitz team on our SPAC and that is moving forward quite well and we’re really excited about it. We put together a full robust program of new product delivery and a marketing program that we will be rolling out for NFL this year that we are excited about.

The space is competitive. There is no doubt. But we are very confident with what we put together with our product, with our brand and what we’re going to be able to offer that we are going to be a real player in this market and we’re excited to share a lot more with you at an upcoming Analyst Day that Craig will talk about in a little more detail on this call.

So, with that, I’m going to go ahead and turn it over to Craig to get into some more detail.

. . .

Craig Billings: Turning to Wynn Interactive. We spent much of the quarter aggressively advancing our product features and building a robust marketing campaign ahead of the 2021 football season. Strategic highlights over the past few months include the recent launch of our web applications in Indiana, Colorado, Tennessee, New Jersey and Virginia, which we expect to help drive user acquisition over time.

We’ve also strengthened our third-party partnerships through agreements with the Detroit Lions, The Colorado Rockies and CUMULUS MEDIA. We’ve also announced several new high-profile brand ambassadors, including Tim Howard and Chad Johnson with more to come. Additionally, as sports and sports media continue to converge, we’ve partnered with several engaging content creators, including Chris Long to develop unique sports team programming from the new Blue Wire podcast studio at Wynn Las Vegas, which is scheduled to open in a few weeks.

Wynn Interactive is now powered by just over 340 employees and is run rating $110 million in annualized gross revenue as of July. We modestly exceeded the Q2 results underpinning the projections published in connection with our announced de-SPAC with Austerlitz in May, despite lower than expected user acquisition spend.

We anticipate our revenue to accelerate over the remainder of the year, particularly in the fourth quarter, as we rollout our thoughtful and unique marketing campaign in our new product features.

Our total acquisition spending declined sequentially and we believe our ability to exceed our revenue projections on lower acquisition spend is a testament to the brand’s ability to drive retention and higher average spend per customer.

We look forward to sharing more details on this business during the presentation to sell-side analyst planned for September, along with a slide deck that will be posted on our IR website at that time.

. . .

QUESTIONS AND ANSWERS

Thomas Allen: All right. Helpful. Thank you. And then just as my follow-up. On WynnBET, what’s related to thinking on the closing of the transaction and when you expect it to start to deploying the capital? Thanks.

Matthew Maddox: Sure. So we would expect – it’s really SEC dependent, because we have another instance of the S-4 that will need to make its way through the SEC. They were pretty expeditious with the last review. So we would hope that the shareholder vote would be in late September. We would then get regulatory approvals, which is really just protocol and we would hope to close in early to mid Q4. Keep in mind, we have the ability to advance that business funds from Wynn Resorts and then essentially take that back as part of the proceeds. So it’s not going to stop us from deploying capital where appropriate and prudent, but we would expect closure sometime in Q4.

Thomas Allen: Perfect. Thanks, Matt.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (SEC File No. 333-257367, as it may be amended or supplemented from time to time, the “Form S-4”) has been filed by Austerlitz Acquisition Corporation I (NYSE: AUS.U) (“Austerlitz I”) with the U.S. Securities and Exchange Commission (“SEC”) that will include a proxy statement to be distributed to holders of Austerlitz I ordinary shares in connection with Austerlitz I’s solicitation for proxies for the vote by Austerlitz I’s shareholders regarding the proposed business combination with Wynn Interactive Ltd. (“Wynn Interactive” or the “Company”) and other matters as described in the Form S-4, as well as a prospectus of Austerlitz I relating to the offer of the securities to be issued in connection with the completion of the business combination. Austerlitz I and Wynn Interactive urge investors, shareholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about Austerlitz I, Wynn Interactive and the proposed business combination. Such persons can also read Austerlitz I’s final prospectus dated February 25, 2021 (SEC File No. 333-252932), for a description of the security holdings of Austerlitz I’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Austerlitz I’s shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Austerlitz Acquisition Corporation I, 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330.

Participants in the Solicitation

Austerlitz I and Wynn Interactive and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Austerlitz I’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Austerlitz I’s directors and executive officers in Austerlitz I’s final prospectus dated February 25, 2021 (SEC File No. 333-252932), which was filed with the SEC on March 1, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Austerlitz I’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Austerlitz I’s and Wynn Interactive’s participants in the solicitation, which may, in some cases, be different than those of Austerlitz I’s and Wynn Interactive’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Austerlitz I or Wynn Interactive, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Austerlitz I’s and Wynn Interactive’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Austerlitz I’s and Wynn Interactive’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Austerlitz I’s and Wynn Interactive’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Austerlitz I and/or Wynn Interactive following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Austerlitz I, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Wynn Interactive’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of Austerlitz I’s ordinary shares on the NYSE or NASDAQ following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wynn Interactive to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Austerlitz I or Wynn Interactive may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Austerlitz I’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Austerlitz I or Wynn Interactive, the transactions described herein or other matters and attributable to Austerlitz I or Wynn Interactive or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Austerlitz I and Wynn Interactive expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.